================================================================================

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

================================================================================

                                    FORM 11-K

                      FOR ANNUAL REPORTS OF EMPLOYEE STOCK
                      REPURCHASE, SAVINGS AND SIMILAR PLANS
                   PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

[X]                  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
                                       OR
[ ]                TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
             FOR THE TRANSITION PERIOD FROM __________ TO __________

                         COMMISSION FILE NUMBER 1-31339

================================================================================

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

================================================================================

                         Weatherford International Ltd.
                             515 Post Oak Boulevard
                                    Suite 600
                                Houston, TX 77027

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

                          INDEX TO FINANCIAL STATEMENTS

                            AND SUPPLEMENTAL SCHEDULE

                                                                           Page
Report of Independent Registered Public Accounting Firm                      2

Financial Statements-
    Statements of Net Assets Available for Benefits as of
       December 31, 2004 and 2003                                            3

    Statement of Changes in Net Assets Available for Benefits
       for the Year Ended December 31, 2004                                  4

Notes to Financial Statements                                                5

Supplemental Schedule-
    Schedule H, Line 4(i), Schedule of Assets (Held at End of Year)          9

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee of the
Weatherford International, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Weatherford International, Inc. 401(k) Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                   /s/ Ernst & Young LLP

Houston, Texas
June 27, 2005

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 2004 AND 2003

                                                       2004            2003
                                                   -------------  --------------
ASSETS:
   Investments, at fair value                      $ 240,805,040  $  206,845,803

   Receivables-
      Transfer from other plan                         3,358,413               -
      Participants' contributions                      1,477,780       1,268,626
      Company contributions                              450,862         415,342
      Loan repayment receivable                          314,421         302,838
      Pending settlement                                  21,327           3,714
      Accrued income receivable                              324          31,440
                                                   -------------  --------------

                                Total receivables      5,623,127       2,021,960
                                                   -------------  --------------

NET ASSETS AVAILABLE FOR BENEFITS                  $ 246,428,167  $  208,867,763
                                                   =============  ==============

   The accompanying notes are an integral part of these financial statements.

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2004

ADDITIONS:

   Net appreciation in fair value of collective trusts           $    1,940,163
   Net appreciation in fair value of common stocks                   10,170,877
   Net appreciation in fair value of mutual funds                     7,963,066
   Interest income                                                      562,018
   Dividend income                                                    6,286,724
                                                                 --------------
                                                                     26,922,848
   Contributions-
      Participants                                                   20,359,392
      Company                                                         6,128,161
      Rollovers                                                       2,303,039
                                                                 --------------
                                                                     28,790,592
   Transfers from other plan                                          3,358,413
                                                                 --------------

                                     Total additions             $   59,071,853

DEDUCTIONS:

   Benefits paid to participants and beneficiaries                   21,476,171
   Administrative fees                                                   35,278
                                                                 --------------

                                     Total deductions                21,511,449

NET INCREASE                                                         37,560,404

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                208,867,763
                                                                 --------------

NET ASSETS AVAILABLE FOR BENEFITS, end of year                   $  246,428,167
                                                                 ==============

   The accompanying notes are an integral part of these financial statements.

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2004

1. DESCRIPTION OF THE PLAN:

The following description of the Weatherford International, Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established by the board of directors (the Board of Directors) of Weatherford International, Inc.

The Board of Directors appointed a committee (the Administrative Committee) to administer the Plan. Merrill Lynch Trust Company (Merrill Lynch) serves as asset custodian and trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective June 26, 2002, Weatherford International Ltd. (the Company) became the parent holding company of Weatherford International, Inc. following a corporate reorganization. Weatherford International, Inc. continues to exist as an indirect, wholly owned subsidiary of the Company.

Eligibility

All employees, other than employees who are subject to collective bargaining agreements and have not bargained to participate, employees who are nonresident aliens and receive no U.S.-source income from the Company and employees who are members of other retirement plans sponsored by the Company or one of its subsidiaries outside the United States or employed by an affiliate company that has not adopted the Plan, are eligible to participate in the Plan on their dates of hire but are not eligible to participate for purposes of the Company's matching or discretionary contributions until the employee has completed one year of continuous service.

Contributions

An eligible employee may elect to contribute by payroll deductions to the Plan on a pre-tax basis subject to certain limitations, up to 50 percent of his or her considered compensation, as defined by the Plan and on an after tax basis, up to 16 percent of his or her considered compensation, as defined by the Plan. The combination of employee contributions cannot exceed 50 percent of considered compensation, as defined by the Plan. In addition, participants may contribute amounts representing rollovers from other qualified plans.

Employees who are eligible to make elective deferrals under the Plan and who have attained the age of 50 before the close of the Plan year are permitted to make catch-up contributions subject to certain limitations. No matching contributions shall be made with respect to the catch-up contributions.

The Company shall make matching contributions equal to 50 percent of the participant's pre-tax contributions up to 6 percent of considered compensation, as defined by the Plan. Considered compensation used to calculate the Company match includes overtime, bonuses and commissions but does not include relocation or severance pay. The Company, solely at the discretion of the Board of Directors, may make additional discretionary contributions. There were no discretionary contributions made for the year ended December 31, 2004.

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contributions, an allocation of the Company's discretionary contribution, if any, and Plan earnings or losses thereon. Earnings or losses are allocated by investment based on the ratio of the participant's account invested in a particular investment to all participants' accounts in that investment.

Investment Options

Participants may invest in any of ten mutual funds, two collective trusts, a money market account and Weatherford International Ltd. common shares (Common Shares). Each participant who has invested in Common Shares has the right to vote the shares in his or her account with respect to any matter that comes before the shareholders for a vote. Shares of Grant Prideco, Inc. common stock received as a result of a prior transaction may be sold and reinvested in other investment options, but no additional shares may be purchased.

Vesting

Participants are immediately vested in their elective deferral account, rollovers from other qualified plans, the participant's Company match and discretionary contribution accounts.

Expenses of the Plan

During 2004, administrative fees incurred by the Plan were paid by the Company, except for participant loan fees, which were paid from the account of the participant requesting the loan.

Participant Loans

Participants may borrow from their vested account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance in the preceding one year period or one half of the fair market value of the participant's vested account balance. Loan maturity dates range from one year to five years except when the loan is used to purchase a participant's principal residence. In the case of home loans, all such loans are required to be repaid within ten years. The loans are fully secured by a pledge of the participant's vested account balance and bear interest at the prime rate as reported in The Wall Street Journal or at a rate determined by the Administrative Committee.

Withdrawals and Terminations

A participant may withdraw the value of his or her after-tax contributions or rollover contributions to the Plan at any time and for any reason during the year, with a minimum withdrawal of $500. The participant's pre-tax contributions and Company contributions will be available to a participant who has attained age 59-1/2 or in the event of severe and immediate financial hardship. Withdrawals based on financial hardship result in a suspension of employee contributions for 6 months.

In the event of normal retirement, total and permanent disability or death while actively employed, the full value of the participant's account balance will be distributed to the participant or his or her beneficiary as a lump sum. Upon termination of employment, the participant's entire account balance will be available for withdrawal. If the participant's account balance is less than $5,000, the participant is paid a lump-sum payment as soon as practicable after his or her termination date. Certain benefits related to other forms of payment are protected by the Plan.

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements are prepared and presented in accordance with the accrual method of accounting. Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Administrative Committee to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The fair value of investments in collective trusts is based on the market value of their underlying assets as determined by the investment issuer. Investments in mutual funds and common stocks are reported at fair market value based on quoted market prices. Participant loans receivable are stated at cost, which approximates fair value.

Interest and dividend income is recorded when earned. Purchases and sales of securities are recorded on a trade-date basis. Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in the fair value of investments are shown as net appreciation in fair value of collective trusts, common stocks and mutual funds on the statement of changes in net assets available for benefits. No dividends were paid on the Company's Common Shares during 2004.

3. INVESTMENTS:

Individual investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31, 2004 or 2003 are as follows:

                                                                 2004             2003
                                                            ---------------  --------------
Merrill Lynch Retirement Preservation Trust                 $    62,873,155  $   51,838,818
Davis New York Venture Fund, Inc.                                29,604,541      25,472,992
Common Shares of Weatherford International Ltd.                  22,414,155      24,075,196
Merrill Lynch Equity Index Trust                                 20,324,856      18,366,306
Merrill Lynch Balanced Capital Fund, Inc.                        16,724,769      15,524,720
Merrill Lynch Corporate Bond Intermediate Term Portfolio         16,712,701      14,229,392
State Street Research Aurora Fund                                16,203,972      11,721,971
Phoenix-Engemann Small and Mid Cap Growth Fund                   13,080,946      11,608,839

4. ASSETS TRANSFERRED FROM OTHER PLAN:

Effective December 31, 2004, account balances of participants totaling $3,358,413 were liquidated and transferred to the Plan from the eProduction Solutions, Inc. 401(k) Savings Plan (eProduction Plan). The net assets of the eProduction Plan were received by the Plan on January 3, 2005 and are therefore reflected as a receivable as of December 31, 2004 and are included in Transfers from Other Plan in the accompanying Statement of Changes in Net Assets Available for Benefits.

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

Effective January 1, 2005, eProduction Solutions, Inc. (eProduction) adopted the Plan and each employee of eProduction on December 31, 2004 who is eligible to participate in the eProduction Plan became eligible to participate in the Plan. Each employee of eProduction hired on or after January 1, 2005, is subject to the eligibility provisions of the Plan.

5. RISKS AND UNCERTAINTIES:

The Plan provides for various investments in collective trusts, mutual funds, a money market fund and common stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

6. TAX STATUS:

The Plan obtained its latest determination letter on June 9, 2003, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the Code). The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 and 2003 to Form 5500:

                                                                     2004            2003
                                                                --------------  --------------
Net assets available for benefits per the financial statements  $  246,428,167  $  208,867,763
Amounts allocated to withdrawing participants                          (69,343)        (69,658)
                                                                --------------  --------------
Net assets available for benefits per the Form 5500             $  246,358,824  $  208,798,105
                                                                ==============  ==============

The following is a reconciliation of benefits paid to participants and beneficiaries per the financial statements for the year ended December 31, 2004, to Form 5500:

Benefits paid to participants and beneficiaries per the financial statements    $  21,476,171
Add: Amounts allocated to withdrawing participants at December 31, 2004                69,343
Less: Amounts allocated to withdrawing participants at December 31, 2003              (69,658)
                                                                                -------------
Benefits paid to participants and beneficiaries per Form 5500                   $  21,475,856
                                                                                =============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2004 and 2003, but not yet paid as of that date.

8. SUBSEQUENT EVENTS:

Effective March 28, 2005, if a participant has not elected otherwise, all mandatory distributions in excess of $1,000 are automatically rolled-over into individual retirement accounts selected by the Administrative Committee.

Effective April 1, 2005, the Company shall make matching contributions equal to 100 percent of the participant's pre-tax contributions up to 4 percent of considered compensation, as defined by the Plan.

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

         SCHEDULE H, LINE 4(i), SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                             EIN: 04-2515019 PN: 002

                                DECEMBER 31, 2004

                                                                                             Principal Number           Current
        Identity of Issue                         Description of Investment                   of Units/ Shares           Value
-------------------------------    --------------------------------------------------------  -----------------       -------------
COLLECTIVE TRUSTS:
  *Merrill Lynch Trust Company     Merrill Lynch Equity Index Trust                                 228,626          $  20,324,856
  *Merrill Lynch Trust Company     Merrill Lynch Retirement Preservation Trust                   62,873,155             62,873,155
                                                                                                                     -------------

                                                            Total collective trusts                                     83,198,011
                                                                                                                     -------------

MUTUAL FUNDS:
  AIM Funds                        AIM Balanced Fund                                                 65,976              1,669,193
  Davis Venture Group              Davis New York Venture Fund, Inc.                                964,632             29,604,541
  ING International                ING International Small Cap Growth Fund                          110,190              3,637,366
  Massachusetts Investors          Massachusetts Investors Growth Stock Fund                        203,044              2,509,620
  *Merrill Lynch Trust Company     Merrill Lynch International Value Fund                           368,819              9,843,783
  *Merrill Lynch Trust Company     Merrill Lynch Balanced Capital Fund, Inc.                        626,161             16,724,769
  *Merrill Lynch Trust Company     Merrill Lynch Corporate Bond Intermediate Term Portfolio       1,416,331             16,712,701
  *Merrill Lynch Trust Company     Merrill Lynch Global Allocation Fund, Inc.                       572,475              9,451,566
  Phoenix Investment Partners      Phoenix-Engemann Small and Mid Cap Growth Fund                   441,179             13,080,946
  State Street Research            State Street Research Aurora Fund                                400,296             16,203,972
                                                                                                                     -------------

                                                            Total mutual funds                                         119,438,457
                                                                                                                     -------------

COMMON STOCKS:
  *Weatherford International Ltd.  Common Shares of Weatherford International Ltd.                  436,923             22,414,155
  Grant Prideco, Inc.              Common stock of Grant Prideco, Inc.                              186,778              3,744,889
                                                                                                                     -------------

                                                            Total common stocks                                         26,159,044
                                                                                                                     -------------

MONEY MARKET ACCOUNT:
  *Merrill Lynch Trust Company     Merrill Lynch U.S.A. Government Reserve Fund                   1,858,157              1,858,157
                                                                                                                     -------------

                                                            Total money market account                                   1,858,157
                                                                                                                     -------------

OTHER:
  *Merrill Lynch Trust Company     Cash, interest-bearing                                                                   69,403
  *Participant loans               Interest rates ranging from 5% to 10.55% with varying
                                     maturity dates                                                                     10,081,968
                                                                                                                     -------------

                                                            Total assets                                             $ 240,805,040
                                                                                                                     =============

*Party in interest.

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      WEATHERFORD INTERNATIONAL, INC.
                                          401(k) SAVINGS PLAN

Date: June 29, 2005                  /s/ Jon R. Nicholson
                                     ------------------------------------
                                     Jon R. Nicholson
                                     Senior Vice President, Human Resources
                                     For Weatherford International, Inc. and
                                     Weatherford International Ltd., and
                                     Administrative Committee Member

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                              DESCRIPTION
-------     --------------------------------------------------------
 23.1       Consent of Independent Registered Public Accounting Firm